

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Josephine Ngai
Chief Financial Officer
iClick Interactive Asia Group Limited
15/F
Prosperity Millennia Plaza
663 King's Road, Quarry Bay
Hong Kong S.A.R., People's Republic of China

> **Re: iClick Interactive Asia Group Limited**
> **Form 20-F for the Year Ended December 31, 2023**
> **File No. 001-38313**

Dear Josephine Ngai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023
ITEM 3. Key Information
Implications of Being a Foreign Private Issuer and a China-based Company, page 4

1. We note changes you made to your disclosure appearing on pages 4 and 49 relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior 20-F review completed December 12, 2023 that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, please refer to the Division of Corporation Finance's Sample Letter to China-Based Companies, issued December 2021 and July 2023. In future filings, please restore your disclosure.

Risk Factors
You may experience difficulties in effecting services of legal process..., page 67

2.	We note your disclosure that a majority of your directors and executive officers reside within China, and most of the assets of these persons are located within China. In future filings, please identify any directors, officers, or members of senior management located in the PRC/Hong Kong. Additionally, please include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology